Exhibit Q.1 Exhibits:


EXHIBIT F
to the
Investment Advisory Contract

Federated Managed Risk Fund

	For all services rendered by
Adviser hereunder, the above-named Fund
of the Federated Equity Funds shall pay to Adviser and Adviser agrees to accept as full compensation for all services rendered hereunder, an annual investment advisory fee equal to 0.75% of the average daily net assets of the Fund.

	The portion of the fee based upon
the average daily net assets of the Fund shall be accrued daily at the rate of 1/365th of 0.75 of 1% applied to the daily net assets of the Fund.

	The advisory fee so accrued shall
be paid to Adviser daily.

	Witness the due execution hereof
this 1st day of September, 2013.


Federated
Equity
Funds



By:  /s/ J.
Christopher
Donahue
Name:  J.
Christopher
Donahue
Title:
President

Federated
Global
Investment
Management
Corp.



By:  /s/ John
B. Fisher
Name:  John
B. Fisher
Title:
President &
CEO








		US_ACTIVE-
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 12:26 PM